SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the calander year ended December 31, 2010

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

MET-PRO CORPORATION

RETIREMENT SAVINGS PLAN

CONTENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum LLP

Marcum LLP
Bala Cynwyd, PA
June 29, 2011

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009

Assets
Investments, at fair value:
Mutual funds	$10,684,614	$ 9,711,607
Met-Pro Corporation common stock	3,413,952	2,910,893
Common collective trust fund	1,111,592	1,131,156
	15,210,158	13,753,656

Receivables:
Notes receivable from participants	161,637	175,751

Net Assets Reflecting all Investments
at Fair Value	15,371,795	13,929,407

Adjustments from fair value to contract value
for fully-benefit responsive investment contracts	(24,506)	2,837

Net Assets Available for Benefits	$15,347,289	$13,932,244

The accompanying notes are an integral part of these financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Additions
Investment Income:
Dividends and interest	$228,935	$160,576
Unrealized appreciation / (depreciation):
Mutual funds	992,626	1,979,805
Met-Pro Corporation common stock	352,926	(554,956)
Common collective trust fund	(13,437)	24,860
Realized gain (loss):
Mutual funds	32,862	354,254
Met-Pro Corporation common stock	(1,131)	(58,483)
Common collective trust fund	1,908	1,582

Total Investment Income	1,594,689	1,907,638

Interest income on notes receivable from participants	7,856	8,355

Contributions:
Employees	1,024,943	1,054,122
Employer	678,853	682,106

Total Contributions	1,703,796	1,736,228

Total Additions	3,306,341	3,652,221

Deductions
Benefits paid to beneficiaries
and terminated employees	1,869,840	388,363
Administration and other expenses	21,456	21,868

Total Deductions	1,891,296	410,231

Net Increase	1,415,045	3,241,990

Net Assets Available for Benefits
Beginning of year	13,932,244	10,690,254

End of year	$15,347,289	$13,932,244

The accompanying notes are an integral part of these financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 1 - Description of the Plan

The following description of the Met-Pro Corporation Retirement Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of Met-Pro Corporation (“the Company”).  Employees become eligible to be participants in the Plan upon completing six months or 500 hours of employment and having attained the age of 21.

Employee Contributions

The Plan provides employees with an option to enter into a salary reduction agreement with the Company, whereby a portion of the employee’s compensation may be deferred by having the Company contribute such amount on the employee’s behalf to the Plan.  The maximum amount which an employee may elect to defer with respect to any plan year is subject to limitations as provided by the Internal Revenue Code.

Employer Contributions

The Company may elect to contribute a matching percentage of one-half the participant’s eligible contributions for the plan year up to 4% of eligible compensation.

The Company makes a discretionary contribution for all employees ranging from 2% to 4% depending on the age of the participant and years of service.  Total discretionary contributions for 2010 and 2009 totaled approximately $434,000 and $417,000, respectively.

Forfeitures

Forfeitures by terminated employees of amounts not vested are reallocated against plan administration fees or employer contributions.  Employee forfeited, nonvested amounts were approximately $26,000 and $29,000 for the years ended December 31, 2010 and 2009, respectively.

Investment Options

Participants can direct their allocable balances into mutual funds, a common collective trust fund and sponsor corporate stock managed by PNC Advisors.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 1 - Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with his or her salary deferral contribution, employer contributions, if any, and an allocation of net investment income and charged with an allocation of administrative expenses.  Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Participants may change their investment options at any time.

For terminated employees with vested balances over $1,000, but not over $5,000, an automatic rollover to a qualified retirement plan is performed.  Any terminated employee with less than $1,000 vested will receive a distribution representing his or her vested account balance less applicable income tax withholding, unless instructed to rollover such amount to either an IRA or another qualified retirement plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less.  The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

Vesting

Participants are immediately vested in their voluntary contributions.  Participants are 100 percent vested upon reaching three years of credited service. Prior to January 1, 2007, participants vested using a six-year graded scale.  Contributions for participants who became eligible prior to January 1, 2007 vest using the scale which is more beneficial to the participant.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

Fully benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962-205-45-3, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Contributions

Employer matching, employer discretionary and employee salary deferral contributions are included in the income of the Plan in the period for which the contribution is being made.  The participants designate what percentage of their contribution, along with the employer match, is allocated to the various investment options.

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices.  The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Concentrations of Credit Risk

At December 31, 2010 and 2009, the Plan maintained 100% of its investments with PNC Advisors.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The Plan uses the market approach valuation technique to value its investments. The market approach uses prices and other pertinent information generated from market transactions involving identical or comparable assets or liabilities. The types of factors that the Plan may take into account in fair value pricing the investments include available current market data, including relevant and applicable market quotes. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.  The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The fair value of the common collective trust fund held by the Plan is based on this methodology.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  The Plan does not maintain Level 3 assets.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

The following table provides fair value measurement information for the Plan’s major categories of financial assets measured on a recurring basis.  During 2010 and 2009, there were no transfers of financial assets or liabilities between levels within the fair value hierarchy.

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$ 4,701,927	$ 4,701,927	$ --	$ --
Index	1,090,037	1,090,037	--	--
Fixed income	439,199	439,199	--	--
Balanced	4,452,395	4,452,395	--	--
Other	1,056	1,056	--	--
Total mutual funds	10,684,614	10,684,614	--	--
			--	--
Met-Pro Corporation common stock	3,413,952	3,413,952	--	--
Common collective trust fund	1,111,592	--	1,111,592	--

	$15,210,158	$14,098,566	$1,111,592	$ --

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

		Fair Value Measurements at Reporting Date Using

			Quoted Prices for
		Quoted Prices in	Similar Assets in	Significant
	Fair Value	Active Markets for	Active or Non-active	Unobservable
	December 31,	Identical Assets	Markets	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Investments:
Mutual funds:
Growth	$ 4,310,594	$ 4,310,594	$ --	$ --
Index	772,840	772,840	--	--
Fixed income	336,845	336,845	--	--
Balanced	4,290,237	4,290,237	--	--
Other	1,091	1,091	--	--
Total mutual funds	9,711,607	9,711,607	--	--
			--	--
Met-Pro Corporation common stock	2,910,893	2,910,893	--	--
Common collective trust fund	1,131,156	--	1,131,156	--

	$13,753,656	$12,622,500	$1,131,156	$ --

Recently Issued Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-25, “Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans".  This ASU applies to any defined contribution pension plan that allows participant loans.  The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The amendments in this ASU are effective for fiscal years ending after December 15, 2010, and are applied retrospectively to all prior periods presented.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (continued)

The FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements”.  This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) Subtopic 820-10.  ASU 2010-06 amends ASC Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009.  As this standard relates specifically to disclosures, the adoption did not have an impact on the Plan’s financial statements.

The FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”.  This update amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, including the attributes of investments within the scope of this amendment to the ASC.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

Note 3 - Tax Status

The Plan obtained its latest determination letter on October 30, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 3 - Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audit, however, there are currently no audits for any tax periods in progress.  The plan administrator believes that Plan is no longer subject to income tax examinations for years prior to 2007.

Note 4 - Administration of Plan Assets

The Plan’s assets, which consist principally of investments, are held by the Trustee of the Plan.  Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 5 - Investments

The following individual investments exceeded 5% of the fair value of net assets available for plan benefits at December 31:

	2010	2009
Janus Balanced Class S Fund	$1,418,347	$1,548,240
Janus Forty Class S Fund	1,764,750	1,939,875
Janus Growth and Income Class S Fund	1,030,577	1,177,270
Janus Overseas Class S Fund	1,182,909	964,719
T Rowe Price Retirement 2020 R Fund	794,776	785,904
Met-Pro Corporation Common Stock	3,413,952	2,910,893
PNC Investment Contract Fund	1,111,592	1,131,156

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 6 - Investment Contract with Insurance Company

One of the investment options available in the Plan is the PNC Investment Contract Fund (“Fund”).  The Fund is a common collective trust that invests in fully benefit-responsive investment contracts which include principally short-term investments and fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

An average yield earned by the Fund was computed by dividing the annualized one-day earnings of the Fund’s investments at year end (irrespective of the interest rate credited to unit holders in the Fund) by the fair value of the Fund’s investments on that date.

An average yield earned by the Fund as adjusted to reflect the actual interest rate credited to unit holders was computed by dividing the annualized one-day earnings credited to unit holders at year end (irrespective of the actual earnings of the investments in the Fund) by the fair value of the Fund’s investments on that date.

The average yield earned by the Plan on the Fund during the years ended December 31, 2010 and 2009 was 1.65% and 2.43% and the average interest rate credited to the participants was 2.36% and 2.19%, respectively.

Note 7 - Related Party Transactions

Certain plan investments are shares of mutual funds managed by PNC Advisors.  PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The investments with PNC Advisors were $1,111,592 and $1,131,156 at December 31, 2010 and 2009, respectively.  Purchases and sales of shares were 71,631 and 82,749 for the year ended December 31, 2010, respectively, and 87,569 and 46,598 for the year ended December 31, 2009, respectively.

Certain plan investments are shares of Plan sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $3,413,952 and $2,910,893 at December 31, 2010 and 2009, respectively.  Purchases and sales of shares were 39,874 and 24,896 for the year ended December 31, 2010, respectively, and 70,596 and 19,520 for the year ended December 31, 2009, respectively.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 - Plan Amendment

On October 20, 2010 the Plan was amended to waive the new hire waiting period and provide vesting services to employees of Bio-Reaction, Industries, Inc. ("Bio Reaction") in connection with the Company's asset purchase of Bio-Reaction which occurred on October 8, 2010.

Note 10 - Subsequent events

Management evaluated subsequent events occurring through June 29, 2011, the date that the accompanying financial statements were available to be issued, to determine if there were events or transactions which require recognition or disclosure in the financial statements.

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

EIN:  23-1683282
PLAN-009
SCHEDULE H - ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)

		Description of Investment
		Including Maturity
	Identity of Issue,	Date, Rate of Interest,
	Borrower, Lessor,	Collateral, Par or		Current
	or Similar Party	Maturity Value	Cost	Value

	Mutual Funds:
	American Century Small Cap Value	Mutual fund	$ 299,990	$ 336,865
	BlackRock Index Equity Cls A Fund	Mutual fund	331,843	364,209
	Federated Mid-Cap Index Fund	Mutual fund	646,169	725,828
	Federated Total Return Bond Fund	Mutual fund	427,205	439,199
	Growth Fund of America	Mutual fund	618,675	720,210
	Investment Company of America	Mutual fund	70,811	79,303
	Janus Balanced Class S Fund	Mutual fund	1,251,758	1,418,347
	Janus Forty Class S Fund	Mutual fund	1,498,109	1,764,750
	Janus Growth and Income Class S Fund	Mutual fund	815,796	1,030,577
	Janus Overseas Class S Fund	Mutual fund	839,880	1,182,909
	MFS Value R3	Mutual fund	195,915	224,457
*	MPC SLF	Mutual fund	1,056	1,056
	Royce Value Plus Service Fund	Mutual fund	426,931	495,433
	T Rowe Ret 2010 R	Mutual fund	498,237	515,744
	T Rowe Ret 2020 R	Mutual fund	759,435	794,776
	T Rowe Ret 2030 R	Mutual fund	122,477	133,719
	T Rowe Ret 2040 R	Mutual fund	280,653	299,243
	T Rowe Ret 2050 R	Mutual fund	28,341	35,532
	Washington Mutual Investors Fund	Mutual fund	123,535	122,457
			9,236,816	10,684,614

*	Met-Pro Corporation Stock	Common stock	2,451,685	3,413,952

*	Common Collective Trust Funds:
	PNC Investment Contract Fund	Investment contract fund	1,018,407	1,111,592

			$12,706,908	$15,210,158

*	Participant loans	4.25% - 9.25% interest with
		varying maturity dates through
		September 2015	$ --	$ 161,637

*	Party-In-Interest

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Retirement Savings Plan

Date: June 29, 2011	By: /s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance

Contents
MET-PRO CORPORATION RETIREMENT SAVINGS PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum llp